LAKELAND BANCORP, INC.
250 Oak Ridge Road
Oak Ridge, New Jersey 07438

October 13, 2021

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Lakeland Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-259117)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Lakeland Bancorp, Inc., a New Jersey corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on October 15, 2021 at 4:00 p.m., or as soon thereafter as is practicable.

Very truly yours,

/s/ Timothy J. Matteson
Timothy J. Matteson
Executive Vice President,Chief Administrative Officer, General Counsel & Corporate Secretary (Duly Authorized Representative)